SUPERVALU ENTERPRISES
11840 Valley View Road
Eden Prairie, Minnesota 55344
(952) 828-4000

June 29, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Danilo Castelli

Re:	SUPERVALU Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-225586
CIK No. 0001742546
Request for Acceleration

Dear Mr. Castelli:
Reference is made to the Registration Statement on Form S-4 (File No. 333-225586) filed by SUPERVALU Enterprises, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 21, 2018, as amended on June 26, 2018 (the “Registration Statement”).
The Company hereby requests the Registration Statement be made effective at 9:00 a.m. New York City time on July 2, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.
If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact either DongJu Song of Wachtell, Lipton, Rosen & Katz at (212) 403-1166 or DSong@wlrk.com, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

SUPERVALU Enterprises, Inc.

	By:	/s/ Stuart D. McFarland
	Name:	Stuart D. McFarland
	Title:	Senior Vice President, General Counsel and Corporate Secretary
cc:	Wachtell, Lipton, Rosen & Katz
DongJu Song
Igor Kirman